Exhibit 99.1

HALEON

2023 Q3 Trading Statement[1]

Three months ended 30 September 2023

Strong performance demonstrating strength of portfolio

- Q3 reported revenue (3.3)%, +5.0% organic with price +6.6% and volume/mix (1.6)%
- 9m reported revenue +5.6%, +8.5% organic with price +7.2% and volume/ mix +1.3%
- Volume / mix decline in Q3 reflected lower volume in North America in Digestive Health and Other driven by one-off retailer inventory adjustments and the expected decline in *Emergen-C*; Excluding both factors, volume/mix would have been flat
- Oral Health delivered high single digit growth, Respiratory reflected a normal seasonal sell in, and VMS was up slightly driven by strong *Centrum* growth

Positive operating leverage

- Q3 operating profit +2.6% at £584m
- Q3 reported adjusted operating profit growth down 5.0% at £689m; +8.8% constant currency
- Strong Q3 adjusted operating profit margin 24.6%, down 50bps on a reported basis and up +90bps constant currency reflecting positive operational leverage

FY 2023 guidance reiterated, completion of Lamisil sale .

- All FY 2023 guidance unchanged
- Lamisil sale completed on 31 October 2023

Reported results			Adjusted results	
Period ended 30 September (unaudited)	**2023**	**vs 2022**		**vs 2022**
Three months revenue Nine months revenue	£2,798m £8,536m	(3.3)% +5.6%	Three months organic revenue growth[2] Nine months organic revenue growth[2]	5.0% 8.5%

Outlook

For FY 2023 the Company continues to expect:

- Organic revenue growth to be 7-8%
- Adjusted operating profit growth to be 9-11% constant currency
- Net interest expense of c.£350m
- Adjusted effective tax rate of 23-24%

Please note that we are unable to present reconciliations of forward-looking information for adjusted operating profit, adjusted operating profit margin, organic revenue growth and metrics presented at constant currency because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

All numbers within the release are unaudited. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix

[1] Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, Adjusted operating profit and Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found in the Appendix

Q3 2023 Trading Statement Three months ended 30 September 2023 Foreign exchange As shared in the Aide Memoire dated 9 October 2023, whilst we do not guide specifically on foreign exchange, translational foreign exchange based on spot rates as at 30 September 2023 and using FY2022 results as a base for FY 2023, would have a negative impact of c.3.5% on revenue and negative impact of c.6-6.5% on Adjusted operating profit. Lamisil The Lamisil disposal to Karo Healthcare AB announced with HY 2023 results on 2 August completed 31 October 2023. As a reminder at that time we commented that whilst the disposal is expected to be dilutive to Adjusted operating margins in 2024, this is expected to be offset by the productivity program. The impact for FY 2023 is expected be slightly dilutive to constant currency adjusted operating profit growth, which is already reflected in the FY 2023 guidance in the Outlook section above. Presentation for analysts and shareholders: A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9:30am GMT (10:30am CET) on 2 November 2023, which can be accessed at www.haleon.com/investors/. For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility: UK: +44 800 279 3956 US: +1 631 570 5613 All other: +44 20 7107 0613 Passcode: 42874219 An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/en/investors/. Financial calendar Haleon Highlights Oral Health 7 December 2023 FY 2023 Results 29 February 2024 Q1 2024 Trading Statement 1 May 2024 Enquiries Investors Media Sonya Ghobrial +44 7392 784784 Zoe Bird +44 7736 746167 Rakesh Patel +44 7552 484646 Nidaa Lone +44 7841 400607 Emma White +44 7792 750133 Email: investor-relations@haleon.com Email: corporate.media@haleon.com About Haleon plc

Q3 2023 Trading Statement Three months ended 30 September 2023 Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding. For more information please visit www.haleon.com

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

Operational review

Revenue by product category for the three months ended 30 September 2022 and 2023:

	Revenue (£m)		Revenue change (%)	
	2023	**2022**	**Reported**	**Organic**[1]
Oral Health	790	787	0.4%	9.4%
VMS	410	437	(6.2)%	1.4%
Pain Relief	636	648	(1.9)%	6.2%
Respiratory Health	439	457	(3.9)%	4.2%
Digestive Health and Other	523	563	(7.1)%	0.9%
Group revenue	**2,798**	**2,892**	**(3.3)%**	**5.0%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

Oral Health

Revenue was £790m (2022: £787m), a growth of 0.4% on a reported basis (including the effects of foreign exchange (9.0)%) and +9.4% on an organic basis. All three Power Brands delivering double digit growth. *Sensodyne* continued to see strong growth in the US, LatAm and India. *parodontax* benefited from particularly strong growth in Middle East & Africa and some European markets. Denture Care was strong in LatAm.

VMS

Revenue was £410m (2022: £437m), a decline of 6.2% on a reported basis (including the effects of foreign exchange of (7.6)%). Organic revenue grew 1.4%. *Centrum* experienced double-digit growth largely in China, the US and Middle East & Africa, partly offset by a double digit decline in *Emergen-C* in North America as the immunity category continued to revert to pre-COVID-19 levels. *Caltrate* declined low single digit following a strong comparative in the prior year in South East Asia and Taiwan.

Pain Relief

Revenue was £636m (2022: £648m), a decline of 1.9% on a reported basis (including the effects of foreign exchange of (7.9)%). Organic revenue growth was 6.2%. These movements were driven by very strong growth in *Panadol* in Middle East & Africa, and in APAC, the latter helped by restocking following improved capacity. *Voltaren* grew mid-single digit with strength in Central and Eastern Europe and some other European markets. *Advil* declined mid-single digit due to more competitive market conditions. *Fenbid* declined double digit following significant growth in H1 2023 due to the cessation of COVID-19 lockdown restrictions, with inventory levels normalising in Q3.

Respiratory Health

Revenue was £439m (2022: £457m), a decline of 3.9% on a reported basis (including the effects of foreign exchange of (8.1) %).Organic revenue increased 4.2%. These changes reflected the normal seasonal sell in in EMEA and LatAm, and North America, as well as weakness in allergy. *Theraflu* increased double digit with strong growth in Central and Eastern Europe. *Robitussin* saw strong growth from improved capacity

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

in North America in contrast to constraints last year. *Flonase* declined high single digit given normalisation of inventory following a weak season.

Digestive Health and Other

Revenue was £523m, a decline of 7.1% on a reported basis (including the effects of foreign exchange of (8.2)%). Organic revenue growth was 0.9%. Revenue was adversely impacted by one-off retailer inventory adjustments in North America and to a lesser extent by phasing of contract manufacturing sales. Digestive Health declined mid-single digit with mid-single digit growth in *Eno* offset by a double digit decline in *Preparation H* and *Benefiber*. Skin Health brands increased mid-single digit driven by growth in *Bactroban* in APAC and *Abreva/Zovirax* in North America and EMEA and LatAm, which more than offset a decline in *Fenistil.* Smokers Health revenue declined mid-single digit.

Geographical segment performance

Revenue by geographical segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)			
	2023	2022	Reported	Organic[1]	Price[1]	Vol/Mix[1]
North America	1,018	1,101	(7.5)%	(1.5)%	2.6%	(4.1)%
EMEA and LatAm	1,155	1,136	1.7%	10.8%	12.7%	(1.9)%
APAC	625	655	(4.6)%	5.9%	2.9%	3.0%
Group	**2,798**	**2,892**	**(3.3)%**	**5.0%**	**6.6%**	**(1.6)%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

North America

- Revenue was £1,018m (2022: £1,101m), a decline of 7.5% on a reported basis (including the effects of foreign exchange of (6.0)%). Organic revenue growth in North America was (1.5)%, with 2.6% price and (4.1)% volume/mix.
- Volume/mix decline largely reflected reduced volume in Digestive Health and Other largely driven by a one-off retailer inventory adjustment and the expected double digit decline in *Emergen-C*. Removing the impact of both of these factors volume/mix would have been slightly positive.
- Excluding the effects of foreign exchange, Oral Health saw mid-single digit growth with high-single digit growth in *Sensodyne* reflecting continued strong performance of *Sensodyne Pronamel Active Shield*. VMS increased low-single digit with *Centrum* up double digit reflecting outperformance of *Centrum Silver* which continued to benefit from activation of cognitive function claims. VMS category growth was reduced by *Emergen-C*. Respiratory Health declined low-single digit reflecting limited out of season use and a normal seasonal sell in; as well as weaker allergy performance. Pain Relief declined mid-single digit largely driven by *Advil*. Digestive Health and Other revenue fell mid-single digit largely reflecting Digestive Health which declined double digit due to retailer inventory adjustments, mainly on *Benefiber* and *Preparation H*, as well as weakness in Smokers Health.

Q3 2023 Trading Statement Three months ended 30 September 2023 Europe, Middle East & Africa (EMEA) and Latin America (LatAm) ● Revenue was £1,155m (2022: £1,136m), a growth of 1.7% (including the effects of foreign exchange of (9.1)%). Organic revenue growth in EMEA and LatAm was 10.8%, with 12.7% price and (1.9)% volume/mix. ● There was a c.3% impact to Q3 2023 revenue from pricing in Turkey and Argentina, which impacted the overall Group by c.1%. ● Negative volume/mix largely reflected a decline in LatAm, predominantly from weakness in Mexico and Columbia. ● Excluding the effects of foreign exchange, Oral Health, Pain Relief and Digestive Health and Other all grew double digit. In Oral Health, revenue increased double digit due to double digit growth in Sensodyne and Denture Care and high single digit growth in parodontax. In Pain Relief double digit growth was largely due to strength in Panadol where revenue grew double digit driven by price and strong demand in Middle East & Africa. Voltaren grew high-single digit. Respiratory Health saw mid-single digit growth with particular strength in Theraflu. In Digestive Health and Other, there was double digit growth in Digestive Health with Eno particularly strong. Smokers Health and Skin Health both increased mid-single digit. VMS revenue declined low-single digit, with double digit growth in Centrum more than offset by a decline in some Local Brands. ● Geographically, excluding the impact of foreign exchange, Middle East & Africa, and LatAm saw strong double digit revenue growth which was price driven. Central and Eastern Europe was up high-single digit. Northern Europe, Southern Europe and Germany increased mid-single digit. Asia-Pacific ● Revenue was £625m (2022: £655m), a decline of 4.6% (including the effects of foreign exchange of (10.4)%).Organic revenue growth in APAC was 5.9%, with 2.9% price and 3.0% volume/mix. ● Excluding the effects of foreign exchange, Respiratory Health delivered double digit growth with strong demand arising from Cold and Flu season and improved supply, as well as strong Flonase growth in China. High-single digit growth in Oral Health resulted from mainly strength in Sensodyne and parodontax which both increased double digit. VMS grew low-single digit with double digit growth in Centrum partly offset by a low-single digit decline in Caltrate. Pain Relief grew mid-single digit with growth in Voltaren and Panadol, up mid-single and double digit respectively, partly offset by a move to more normal inventory levels in Fenbid following the exceptional growth in H1. Digestive Health and Other increased low-single digit with Digestive Health and Smokers Health up low-single digit and high-single digit respectively. Skin Health grew high-single digit mainly due to strong growth in Bactroban in China. ● Geographically, excluding the impact of foreign exchange, India grew double digit helped by continued strength in Sensodyne. Greater China grew mid-single digit with strong results in Sensodyne and Centrum partly offset by a decline in Fenbid and Contac following strong sales during H1 2023 and the subsequent normalisation of stock levels in H2. Australia/New Zealand was up low-single digit. Operating profit and margin Operating profit increased by 2.6% to £584m (Q3 2022: £569m), and operating profit margin increased by 120bps to 20.9% (Q3 2022: 19.7%). Adjusted operating profit declined 5.0% at actual exchange rates to £689m (Q3 2022: £725m). Adjusted operating profit at constant currency increased 8.8% driven by good operating leverage, particularly

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

through price as well as efficiencies, which were partially offset by volume/mix decline. Adjusted operating profit margin of 24.6% declined by 50bps at actual exchange rates and was up 90bps at constant currency.

Nine months ended 30 September 2023

The information included here is being made public this quarter in connection with the Registration Rights Agreement entered into on 1 June 2022 among Haleon, Pfizer, GSK and certain Scottish limited partnerships controlled by GSK.

Operational review

Revenue by product category for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)	
	2023	**2022**	**Reported**	**Organic[1]**
Oral Health	2,379	2,225	6.9%	10.3%
VMS	1,226	1,253	(2.2)%	0.2%
Pain Relief	2,041	1,896	7.6%	10.6%
Respiratory Health	1,278	1,140	12.1%	14.8%
Digestive Health and Other	1,612	1,566	2.9%	5.3%
Group revenue	**8,536**	**8,080**	**5.6%**	**8.5%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found on pages 14-19.

Oral Health

Revenue was £2,379m (2022: £2,225m), a growth of 6.9% on a reported basis (including the effects of foreign exchange of (3.4)%). Organic revenue growth was 10.3%, and all three Power Brands delivering double digit growth. *Sensodyne* performance was largely due to double digit growth in US, Middle East & Africa, LatAm and India. *parodontax* growth was broad based and particularly strong in Middle East & Africa. Denture Care benefited from particularly strong growth in LatAm.

VMS

Revenue was £1,226m (2022: £1,253m), a decline of 2.2% on a reported basis (including the effects of foreign exchange of (2.5)%). Organic revenue grew 0.2%. Mid-single digit growth in *Centrum* and mid-single digit growth in *Caltrate* largely offset by the expected normalisation of *Emergen-C* to pre-pandemic levels in North America, and weakness in some Local Brands such as *Calsource* and *Scotts*.

Pain Relief

Revenue was £2,041m (2022: £1,896m), a growth of 7.6% on a reported basis (including the effects of foreign exchange (2.8)%). Organic revenue growth was 10.6%. These movements were driven by very strong growth in *Panadol,* particularly in EMEA and LatAm, and also in APAC due to *Fenbid* growth in China in H1 2023 with 9m revenue more than double last year. *Voltaren* grew mid-single digit helped by strength in Central and Eastern Europe, as well as Middle East & Africa. *Advil* grew low-single digit.

Respiratory Health

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

Revenue was £1,278m (2022: £1,140m), a growth of 12.1% on a reported basis (including the effects of foreign exchange of (2.7)%. Organic revenue increased 14.8%. Growth was due to a strong cold and flu season at the start of 2023, and some re-stocking in EMEA and LatAm, and North America given particularly low inventory levels at the end of last year. *Theraflu, Otrivin* and *Robitussin* all saw revenue up double digit.

Digestive Health and Other

Revenue was £1,612m (2022: £1566m), a growth of 2.9% on a reported basis (including the effects of foreign exchange of (2.5)%). Organic revenue was up 5.3%, Digestive Health up low-single digit driven by good growth in *Tums* and *Eno* partly offset by a decline in *Nexium*. Smokers Health revenue increased low-single digit and Skin Health brands increased mid-single digit driven by growth of *Bactroban* in Asia Pacific and *Fenistil* in EMEA and LatAm.

Geographical segment performance

Revenue by geographical segment for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)			
	2023	**2022**	**Reported**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**
North America	3,064	2,974	3.0%	2.4%	3.9%	(1.5)%
EMEA and LatAm	3,478	3,205	8.5%	13.4%	13.0%	0.4%
APAC	1,994	1,901	4.9%	9.6%	2.5%	7.1%
Group	**8,536**	**8,080**	**5.6%**	**8.5%**	**7.2%**	**1.3%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found on pages 14-19.

All commentary below refers to organic revenue growth unless otherwise stated.

North America

- Revenue was £3,064m (2022: £2,974m), a growth of 3.0% on a reported basis (including the effects of foreign exchange of +0.6%). Organic revenue growth in North America was 2.4%, with 3.9% price and (1.5)% volume/mix.
- Volume/Mix declined 1.5% driven by a decline in Q3 from retailer inventory adjustments and the expected normalisation in *Emergen-C*. Removing the impact of both of these factors volume/mix would have been positive.
- Excluding the effects of foreign exchange, Oral Health increased mid-single digit, with *Sensodyne* and *parodontax* both up double digit offsetting a low-single digit decline in Denture Care. Respiratory Health revenue increased high-single digit given sustained incidence of cold and flu at the start of 2023 with particular strength in *Robitussin*. *Flonase* declined mid-single digit given a weak allergy season. Pain Relief increased low-single digit, mainly driven by good growth in *Excedrin* and *Voltaren,* and with low single digit growth in *Advil*. Digestive Health and Other declined low single digit driven by softer consumption in *Nexium* partly offset by good growth in *Tums*. VMS declined high-single digit largely due to *Emergen-C*.

Q3 2023 Trading Statement Three months ended 30 September 2023 Europe, Middle East & Africa (EMEA) and Latin America (LatAm) ● Revenue was £3478m (2022: £3,205m), a growth of 8.5% on a reported basis (including the effects of foreign exchange of (4.7)%). Organic revenue growth in EMEA and LatAm was 13.4%, with 13.0% price and 0.4% volume/mix. ● There was a c.3% impact to 9m 2023 revenue from pricing in Turkey and Argentina, which impacted the overall group by c.1%. ● Excluding the effects of foreign exchange, Oral Health, Pain Relief, Respiratory Health, and Digestive Health and Other, all grew double digit. In Oral Health, Sensodyne, parodontax and Denture Care were up double-digit. Pain Relief grew double digit with particular strength in Panadol during the third quarter driven by price and strong demand in Middle East & Africa as well as mid-single digit growth in Voltaren. In Digestive Health and Other, there was double digit growth in all categories. Respiratory Health benefited from a strong cold and flu season at the start of the year. VMS revenues grew low-single digit underpinned by double digit growth in Centrum partly offset by weakness in some Local Brands. ● Geographically, excluding the effects of foreign exchange, LatAm, Middle East & Africa, Central and Eastern Europe and Southern Europe saw double digit growth. Northern Europe was up high single digit, and Germany grew mid-single digit. Asia-Pacific ● Revenue was £1,994m (2022: £1,901m), a growth of 4.9% on a reported basis (including the effects of foreign exchange of (4.8)%). Organic revenue growth in APAC was 9.6%, with 2.5% price and 7.1% volume/mix. ● Excluding the effects of foreign exchange, Pain Relief and Respiratory Health grew double digit driven mainly by Fenbid and Contac, which saw significant growth due to the easing of COVID-19 related lockdown restrictions in China in H1. Oral Health was up high-single digit with mid-single digit growth in Sensodyne and double-digit in parodontax and Denture Care. Mid-single digit growth in VMS was underpinned by mid-single digit growth in Centrum and mid-single digit growth in Caltrate. Digestive Health and Other grew low-single digit with mid-single digit growth in Skin Health and low single digit growth in Smokers Health which was partly offset by a low single digit decline in Digestive Health. ● Geographically, excluding the effects of foreign exchange, China was up double digit percent, with results benefitting from sales of Fenbid and Contac following the easing of COVID-19 related restrictions. India grew high-single digit with continued strength in Sensodyne. Australia/New Zealand grew mid-single digit. Operating profit and margin Operating profit increased by 17.4% to £1,725m (9m 2022: £1,469m), and operating profit margin increased by 200bps to 20.2% (9m 2022: 18.2%). Adjusted operating profit increased by 2.3% at actual exchange rates to £1,960m (9m 2022: £1,916m) and increased by 8.9% at constant currency. Good operational leverage, particularly through price, as well as efficiencies was partly offset by adverse transactional FX earlier in the year and higher standalone costs.

Q3 2023 Trading Statement Three months ended 30 September 2023 As a result of the above, adjusted operating profit margin was 23.0%, a decline of 70bps at actual exchange rates and an increase of 10bps at constant currency.

Q3 2023 Trading Statement Three months ended 30 September 2023 CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 30 SEPTEMBER (unaudited) 2023 2022 £m £m Revenue 2,798 2,892 Cost of sales (1,082) (1,073) Gross profit 1,716 1,819 Selling, general and administration (1,058) (1,196) Research and development (75) (82) Other operating (expense)/income 1 28 Operating profit 584 569 Net finance costs (88) (74) Profit before tax 496 495 Income tax (122) (130) Profit after tax for the period 374 365 Profit attributable to shareholders of the Group 365 345 Profit attributable to non-controlling interests 9 20

Q3 2023 Trading Statement Three months ended 30 September 2023 CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER (unaudited) 2023 2022 £m £m Revenue 8,536 8,080 Cost of sales (3,270) (3,050) Gross profit 5,266 5,030 Selling, general and administration (3,320) (3,375) Research and development (217) (218) Other operating (expense)/income (4) 32 Operating profit 1,725 1,469 Net finance costs (269) (110) Profit before tax 1,456 1,359 Income tax (352) (450) Profit after tax for the period 1,104 909 Profit attributable to shareholders of the Group 1,052 862 Profit attributable to non-controlling interests 52 47 Basic earnings per share (pence) 11.4 9.3 Diluted earnings per share (pence) 11.3 9.3 1.

Q3 2023 Trading Statement Three months ended 30 September 2023 1. 2. Appendix Cautionary note regarding forward-looking statements This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans", "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 202 to 210 in Haleon’s Annual Report and Form 20-F 2022. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located. No statement in this document is or is intended to be a profit forecast or profit estimate. Use of non-IFRS measures (unaudited) We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Q3 2023 Trading Statement Three months ended 30 September 2023 Constant currency The Group’s reporting currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one period to the next, the Group discusses its results both on an “as reported basis” or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below. Nine months to 30 September 2023 2022 Average rates: USD/£ 1.24 1.26 Euro/£ 1.15 1.18 CNY/£ 8.75 8.27 Adjusted results Adjusted results comprise Adjusted cost of sales, Adjusted gross profit, Adjusted gross profit margin, Adjusted selling, general and administration (SG&A), Adjusted research and development (R&D), Adjusted other operating income/(expense), Adjusted operating expenses, Adjusted operating profit, Adjusted operating profit margin, Adjusted net finance costs, Adjusted profit before tax, Adjusted income tax, Adjusted effective tax rate, Adjusted profit after tax, Adjusted profit attributable to shareholders, Adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the Adjusting items). Management believes that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable. Adjusting items Adjusted Results exclude the following items (net of the impact of taxes, where applicable): Net amortisation and impairment of intangible assets Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions. Restructuring costs From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items. Transaction-related costs Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the US Exchange Act of 1934 and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and Adjusted Results for the three-month periods ended 30 September 2023 and 30 September 2022:

£m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction-related costs[3]	Separation and admission costs[4]	Disposals and others[5]	Adjusted Results
2023							
Revenue	2,798	—	—	—	—	—	2,798
Operating profit	584	7	60	1	34	3	689
Operating profit margin %	*20.9%*						*24.6%*
2022							
Revenue	2,892	—	—	—	—	—	2,892
Operating profit	569	10	4	—	142	—	725
Operating profit margin %	*19.7%*						*25.1%*

1. **Net amortisation and impairment of intangible assets**: includes impairment of intangible assets £nil (2022: £nil), and amortisation of intangible assets excluding computer software £7m (2022: £10m).
2. **Restructuring costs:** includes amounts related to business transformation activities.
3. **Transaction-related costs:** includes amounts related to acquisition of a manufacturing site.
4. **Separation and admission costs:** includes amounts incurred in relation to and in connection with the separation £34m (2022: £73m) and listing £nil (2022: £69m) of the Group as a standalone business.
5. **Disposals and others:** includes net loss/(gains) on disposals of assets and businesses and other items totalling £3m (2022: £nil).

Q3 2023 Trading Statement Three months ended 30 September 2023 Organic revenue growth Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacture and supply agreements (MSAs) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements. Revenue attributable to MSAs relating to divestments and production site or brand closures has been removed from organic revenue because these agreements are transitional and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth. Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives: – Current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period. – Current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition. – Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period. – Prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full. – Prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an Organic Adjustment. To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year. The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a period-on-period comparison of revenue in a meaningful and consistent manner. Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows: – Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products in the period.

The following tables reconcile reported revenue growth for the three-month periods ended 30 September 2023 and 30 September 2022 to organic revenue growth for the same periods by geographical segment and by product category.

	Geographical Segments			
Three months ended 30 September 2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(7.5)**	**1.7**	**(4.6)**	**(3.3)**
Organic adjustments of which:	—	—	0.1	—
Effect of Acquisitions	—	—	—	—
Effect of Divestments	—	—	—	—
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	6.0	9.1	10.4	8.3
Organic revenue growth	**(1.5)**	**10.8**	**5.9**	**5.0**
Price	2.6	12.7	2.9	6.6
Volume/Mix	(4.1)	(1.9)	3.0	(1.6)

	Geographical Segments			
Three months ended 30 September 2022 vs 2021 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**18.5**	**13.1**	**17.6**	**16.1**
Organic adjustments of which:	0.1	0.6	(1.3)	—
Effect of Acquisitions	—	—	(1.5)	(0.3)
Effect of Divestments	—	0.2	—	0.1
Effect of MSAs	0.1	0.4	0.2	0.2
Effect of Exchange Rates	(15.7)	(1.5)	(7.3)	(8.0)
Organic revenue growth	**2.9**	**12.2**	**9.0**	**8.1**
Price	4.2	8.3	2.7	5.5
Volume/Mix	(1.3)	3.9	6.3	2.6

	Product Categories					
Three months ended 30 September 2023 vs 2022 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**0.4**	**(6.2)**	**(1.9)**	**(3.9)**	**(7.1)**	**(3.3)**
Organic adjustments of which:	—	—	0.2	—	(0.2)	—
Effect of Acquisitions	—	—	—	—	—	—
Effect of Divestments	—	—	0.2		(0.2)	—
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	9.0	7.6	7.9	8.1	8.2	8.3
Organic revenue growth	**9.4**	**1.4**	**6.2**	**4.2**	**0.9**	**5.0**

	Product Categories					
Three months ended 30 September 2022 vs 2021 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**12.3**	**8.2**	**11.5**	**40.2**	**17.8**	**16.1**
Organic adjustments of which:	(0.2)	(0.5)	(0.5)	(0.4)	1.4	—
Effect of Acquisitions	(0.2)	(0.5)	(0.8)	—	(0.1)	(0.3)
Effect of Divestments	—	—	0.3	(0.4)	0.2	0.1
Effect of MSAs	—	—	—	—	1.3	0.2
Effect of Exchange Rates	(5.4)	(9.1)	(7.4)	(9.6)	(10.8)	(8.0)
Organic revenue growth	**6.7**	**(1.4)**	**3.6**	**30.2**	**8.4**	**8.1**

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

Adjusted results for the nine months ended 30 September 2023 and 30 September 2022 (unaudited)

The following tables set out a reconciliation between IFRS and Adjusted Results for the nine-month periods ended 30 September 2023 and 30 September 2022:

£m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction-related costs[3]	Separation and admission costs[4]	Disposals and others[5]	Adjusted Results
2023							
Revenue	8,536	—	—	—	—	—	8,536
Operating profit	1,725	30	90	8	94	13	1,960
Operating profit margin %	*20.2%*						*23.0%*
2022							
Revenue	8,080	—	—	—	—	—	8,080
Operating profit	1,469	50	24	—	371	2	1,916
Operating profit margin %	*18.2%*						*23.7%*

1. **Net amortisation and impairment of intangible assets**: includes impairment of intangible assets £nil (2022: £18m), and amortisation of intangible assets excluding computer software £30m (2022: £32m).
2. **Restructuring costs:** includes amounts related to business transformation activities.
3. **Transaction-related costs:** includes amounts related to acquisition of a manufacturing site.
4. **Separation and admission costs:** includes amounts incurred in relation to and in connection with the separation £94m (2022: £259m) and listing £nil (2022: £112m) of the Group as a standalone business.
5. **Disposals and others:** includes net loss/(gains) on disposals of assets and businesses and other items totalling £13m (2022: £2m).

Organic revenue growth for the nine months ended 30 September 2023 and 30 September 2022 (unaudited)

The following tables reconcile reported revenue growth for the nine-month periods ended 30 September 2023 and 30 September 2022 to organic revenue growth for the same periods by geographical segment and by product category.

	Geographical Segments			
Nine months ended 30 September 2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**3.0**	**8.5**	**4.9**	**5.6**
Organic adjustments of which:	—	0.2	(0.1)	—
Effect of Acquisitions	—	—	(0.2)	(0.1)
Effect of Divestments	—	0.2	—	0.1
Effect of MSAs	—	—	0.1	—
Effect of Exchange Rates	(0.6)	4.7	4.8	2.9
Organic revenue growth	**2.4**	**13.4**	**9.6**	**8.5**
Price	3.9	13.0	2.5	7.2
Volume/Mix	(1.5)	0.4	7.1	1.3

	Geographical Segments			
Nine months ended 30 September 2022 vs 2021 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**17.8**	**10.3**	**16.3**	**14.4**
Organic adjustments of which:	0.4	1.2	(0.9)	0.4
Effect of Acquisitions	—	—	(1.0)	(0.2)
Effect of Divestments	0.2	0.6	—	0.3
Effect of MSAs	0.2	0.6	0.1	0.3
Effect of Exchange Rates	(10.5)	0.6	(4.2)	(4.5)
Organic revenue growth	**7.7**	**12.1**	**11.2**	**10.3**
Price	2.9	5.6	2.9	4.0
Volume/Mix	4.8	6.5	8.3	6.3

Q3 2023 Trading Statement
Three months ended 30 September 2023

HALEON

Nine months ended 30 September 2023 vs 2022 (%)	Product Categories: Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	**6.9**	**(2.2)**	**7.6**	**12.1**	**2.9**	**5.6**
Organic adjustments of which:	—	(0.1)	0.2	—	(0.1)	—
Effect of Acquisitions	—	(0.1)	(0.2)	—	—	(0.1)
Effect of Divestments	—	—	0.4	—	(0.1)	0.1
Effect of MSAs	—	—	—	—	—	—
Effect of Exchange Rates	3.4	2.5	2.8	2.7	2.5	2.9
Organic revenue growth	**10.3**	**0.2**	**10.6**	**14.8**	**5.3**	**8.5**

Nine months ended 30 September 2022 vs 2021 (%)	Product Categories: Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	**8.0**	**13.3**	**13.3**	**46.0**	**8.5**	**14.4**
Organic adjustments of which:	(0.3)	(0.2)	(0.2)	—	2.7	0.4
Effect of Acquisitions	(0.3)	(0.3)	(0.4)	—	—	(0.2)
Effect of Divestments	—	0.1	0.2	—	1.1	0.3
Effect of MSAs	—	—	—	—	1.6	0.3
Effect of Exchange Rates	(2.1)	(6.1)	(4.2)	(6.2)	(6.1)	(4.5)
Organic revenue growth	**5.6**	**7.0**	**8.9**	**39.8**	**5.1**	**10.3**